SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Graymark Healthcare, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

389465105
(CUSIP Number)

P. Mark Moore 101 N. Robinson, Suite 800 Oklahoma City, OK 73102 (405) 605-1235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP NO: 389465105	13D

1.	NAMES OF REPORTING PERSONS P. Mark Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATIONUNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,333,350
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,333,350
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,350
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.77%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 10, 2008 (the “Initial Schedule 13D”).  This statement relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of Graymark Healthcare, Inc. (the “Issuer”), the principal executive offices of which are located at 101 N. Robinson, Suite 920, Oklahoma City, Oklahoma 73102. Those items for which there has been no change in the information previously reported are omitted from this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration.

MTV Investments, LP, a limited partnership, purchased directly from Issuer in a private transaction 484,500 restricted shares of Issuer’s Common Stock at a price per share of $3.25 on July 22, 2008, as described in the Initial Schedule 13D.  On April 30, 2011, MTV Investments, LP entered into a subscription agreement with Issuer to purchase directly from Issuer in a private transaction an additional 525,833 restricted shares of Issuer’s Common Stock at a price per share of $0.58 per share and warrants exercisable, beginning six months after the issue date, for up to 525,833 shares of Issuer's Common Stock at an exercise price of $0.45 per share, which private purchase transaction closed on May 4, 2011.  The reporting person is the President of MTV Associates, Inc., the General Partner of MTV Investments, LP.  The reporting person is also a trustee of the R.W.M. Dynasty Trust I., which entity is the sole member of Black Oak Holdings, LLC, which entity is the sole member of Black Oak Capital, LLC, which entity is the sole member of Black Oak II, LLC and Black Oak Investments, LLC.

Black Oak II, LLC is the record and beneficial owner of 2,302,417 restricted shares of Issuer’s Common Stock and Black Oak Investments, LLC is the record and beneficial owner of 20,600 shares of the Issuer’s Common Stock.  Black Oak II, LLC purchased 1,104,112 restricted shares of Issuer's Common Stock in a private transaction on May 30, 2008 for a price per share of $4.50, as described in the Initial Schedule 13D, and, on April 30, 2011, entered into a subscription agreement with Issuer to purchase directly from Issuer an additional 1,198,305 restricted shares of Issuer's Common Stock in a private transaction for a price per share of $0.58 and warrants exercisable, beginning six months after the issue date, for up to 1,198,305 shares of Issuer's Common Stock at an exercise price of $0.45 per share, which private purchase transaction closed on May 4, 2011.  Black Oak Investments, LLC purchased the shares of Common Stock in several open market transactions occurring between January 10, 2008 and April 4, 2008, as described in the Initial Schedule 13D.  All shares were purchased with working capital of the acquiring entity.

Item 4.	Purpose of Transaction.

The securities described in this statement were acquired for investment purposes.   At the May 4, 2011 closing of the purchase of the 525,833 shares of Issuer’s Common Stock by MTV Investments, LP and of the 1,198,305 shares of Issuer’s Common Stock by Black Oak II, LLC, each of MTV Investments, LP and Black Oak II, LLC was also issued a warrant exercisable, beginning six months after the issue date, for one share of Common Stock for each share of Common Stock purchased on May 4, 2011, at an exercise price of $0.45 per share.

Item 5.	Interest in Securities of the Issuer.

(a)	The reporting person is the beneficial owner of 3,333,350 shares of Common Stock, which represents approximately 9.77% of the outstanding Common Stock.

(b)	The reporting person possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 3,333,350 shares of Common Stock described herein.

(c)	See Item 3.

(d)	Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, as described in Item 3.

(e)	N/A

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     On May 4, 2011, MTV Investments, LP was issued a warrant entitling it to purchase up to 525,833 shares of Issuer’s Common Stock and Black Oak II, LLC was issued a warrant entitling it to purchase up to 1,198,305 shares of Issuer’s Common Stock, as described in Items 3 and 4.  The form of such warrants is attached hereto as Exhibit A.

Item 7.	Materials to be Filed as Exhibits.

     The following materials are filed as Exhibits to this Amendment No. 1:

     Exhibit A: Form of Warrant to Purchase Common Stock of Graymark HealthCare, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011
/s/ P. Mark Moore
P. Mark Moore